ALLSTATE LIFE INSURANCE COMPANY
                          LAW AND REGULATION DEPARTMENT
                          3100 Sanders Road , Suite J5B
                         Northbrook, Illinois 60062-7154



CHARLES M. SMITH, JR.                          Writer's Direct Dial 847 402-1790
Assistant Counsel                              Facsimile: 847 402-3781

January 7, 2005

By EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Allstate Life Insurance Company (the successor to Glenbrook Life and Annuity Company) ("Registrant")
         Initial Registration Statement on Form S-3
         File No. 333-121682

Commissioners:

On behalf of the Registrant and pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, I hereby request withdrawal of the above captioned registration statement ("Registration Statement") on Form S-3 as filed with the Securities and Exchange Commission ("Commission") on December 28, 2004. I am requesting withdrawal because the Registration Statement was erroneously filed under the wrong registrant, Glenbrook Life and Annuity Company. The correct registrant for the contracts described in the Registration Statement is Allstate Life Insurance Company ("Allstate"). On December 29, 2004, Allstate filed a corrected registration statement for the contacts (file no. 333-121739).

For the foregoing reasons, I submit that withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors, and respectfully request that the Commission grant this request for withdrawal. The cooperation of the Commission's staff is greatly appreciated in this matter.

Please direct any question or comment to me at 847-402-1790.

Sincerely,


/s/ CHARLES M. SMITH
---------------------
Charles M. Smith